UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tangoe, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

87582Y108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☐Rule 13d-1(c)
☒Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87582Y108	13G	Page 2 of 6

Item 1(a).	Name of Issuer: Tangoe, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
35 Executive Blvd., Orange, CT 06477

Item 2(a).
Names of Persons Filing:  This joint statement on Schedule 13G is being filed by North Atlantic SBIC IV, L.P. (“NASBIC IV”) and North Atlantic Venture Fund III A Limited Partnership (“NASBIC III”) (collectively, the “Funds”); North Atlantic Investors SBIC IV, L.L.C. (“NASBIC IV GP”), which is the sole general partner of NASBIC IV; North Atlantic Investors III, L.L.C. (“NASBIC III GP” and, together with NASBIC IV GP, the “General Partners”), which is the sole general partner of NASBIC III; and Mark J. Morrissette (“Morrissette”) and David M. Coit (“Coit” and, together with Morrissette, the “Managing Directors”), who are the managing directors of each General Partner.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is Two City Center, 5th Floor, Portland, ME, 04101.

Item 2(c).
Citizenship:  The Funds are limited partnerships organized under the laws of the State of Delaware.  The General Partners are limited liability companies organized under the laws of the State of Delaware.  The Managing Directors are United States citizens.

Item 2(d).	Title of Class of Securities: Common Stock, $0.0001 par value (“Common Stock”).

Item 2(e).	CUSIP Number: 87582Y108.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent or more of the Issuer’s outstanding shares of Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 87582Y108	13G	Page 3 of 6

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.  The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b) of the Act.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.  This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) of the Act or Rule 13d–1(c) of the Act.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney.

CUSIP No. 87582Y108	13G	Page 4 of 6

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     February 7, 2013

NORTH ATLANTIC SBIC IV, L.P.

By:	North Atlantic Investors SBIC IV, L.L.C.
General Partner

By: *
       David M. Coit
       Managing Director

NORTH ATLANTIC VENTURE FUND III A LIMITED PARTNERSHIP

By:	North Atlantic Investors III, L.L.C.
General Partner

By: *
       David M. Coit
       Managing Director

NORTH ATLANTIC INVESTORS SBIC IV, L.L.C.

By:          *
        David M. Coit
        Managing Director

NORTH ATLANTIC INVESTORS III, L.L.C.

By:          *
       David M. Coit
       Managing Director

*
Mark J. Morrissette

*
David M. Coit

*By:   /s/ Kimberley A. Niles
                                           Kimberley A. Niles
                            As attorney-in-fact

This Schedule 13G was executed by Kimberley A. Niles on behalf of the individuals listed above pursuant to a Power of Attorney, copies of which are attached as Exhibit 2.

CUSIP No. 87582Y108	13G	Page 5 of 6

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Tangoe, Inc.

EXECUTED this 7th day of February, 2013.

NORTH ATLANTIC SBIC IV, L.P.

By:	North Atlantic Investors SBIC IV, L.L.C.
General Partner

By: *
       David M. Coit
       Managing Director

NORTH ATLANTIC VENTURE FUND III A LIMITED PARTNERSHIP

By:	North Atlantic Investors III, L.L.C.
General Partner

By: *
       David M. Coit
                       Managing Director

NORTH ATLANTIC INVESTORS SBIC IV, L.L.C.

By: *
       David M. Coit
       Managing Director

NORTH ATLANTIC INVESTORS III, L.L.C.

By:          *
        David M. Coit
        Managing Director

*
Mark J. Morrissette

*
David M. Coit

*By:  /s/ Kimberley A. Niles
                                          Kimberley A. Niles
                          As attorney-in-fact

This Schedule 13G was executed by Kimberley A. Niles on behalf of the individuals listed above pursuant to a Power of Attorney, copies of which are attached as Exhibit 2.

CUSIP No. 87582Y108	13G	Page 6 of 6

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kimberley A. Niles his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a general partner or authorized signatory, as the case may be, on behalf of himself as an individual, or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof, or may have done in connection with the matters described above.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of February, 2013.

 /s/ Mark J. Morrissette
Mark J. Morrissette

 /s/ David M. Coit
David M. Coit